EXHIBIT 12.2

SARA LEE CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDEND REQUIREMENTS

(In millions except ratios)

	Years Ended
	June 28, 2003 (1)	June 29, 2002 (2)
Fixed charges and preferred stock dividend requirements:
Interest expense	$276	$304
Interest portion of rental expense	64	60

Total fixed charges before capitalized interest, preferred stock dividend requirements, and preference security dividends	340	364
Preference security dividends of consolidated subsidiaries	15	21
Capitalized interest	11	7
Preferred stock dividend requirements (3)	17	17

Total fixed charges and preferred stock dividend requirements	$383	$409

Earnings available for fixed charges and preferred stock stock dividend requirements:
Income before income taxes continuing operations	$1,484	$1,185
Less undistributed income in minority owned companies	10	(3)
Add minority interest in majority-owned subsidiaries	10	20
Add amortization of capitalized interest	23	24
Add fixed charges before capitalized interest, preferred stock dividend requirements, and preference security dividends	340	364

Total earnings available for fixed charges and preferred stock dividend requirements	$1,867	$1,590

Ratio of earnings to fixed charges and preferred stock dividend requirements	4.9	3.9

(1)	During fiscal 2003, the corporation recorded a net pretax charge of $2 in connection with certain exit and disposal activities.
(2)	During fiscal 2002, the corporation recorded a pretax charge of $170 in connection with certain Reshaping actions.
(3)	Preferred stock dividends in the computation have been increased to an amount representing the pretax earnings that would have been required to cover such dividends.